Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

November 19, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Donald Field, Attorney-Advisor

Re:	Monocle Acquisition Corporation Draft Registration Statement on Form S-1 Submitted October 2, 2018 CIK No. 0001754170

Dear Mr. Field:

On behalf of Monocle Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated October 29, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Information Technologies and Services (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on October 2, 2018 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1

Exclusive Forum Selection, page 110

1.	We note that your forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative actions.” Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the federal securities laws, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

United States Securities and Exchange Commission Division of Corporation Finance November 19, 2018 Page 2

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the forum selection provision in its amended and restated certificate of incorporation will not apply to suits to enforce a duty or liability created by the Securities Exchange Act of 1934, and that the provision will provide that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. The Company has revised its disclosure on pages 44, 45 and 116 of the Registration Statement accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please tell us how your independent registered public accounting firm considered including an explanatory paragraph in its report regarding substantial doubt about the company’s ability to continue as a going concern. We refer you to PCAOB auditing standards AS 3101.18a and AS 2415.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the independent registered public accounting firm considered both AS 3101.18a and AS 2415 in evaluating substantial doubt about the Company’s ability to continue as a going concern and concluded that management’s plans were sufficient to alleviate substantial doubt about the Company’s ability to continue as a going concern, and that the assessment and conditions are adequately disclosed in the revised notes in accordance with ASC 205-40-50.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page F-9

3.	You disclose that you have access to funds from the sponsor that are sufficient to fund the working capital needs of the company until the earlier of the consummation of the proposed public offering or one year from the date of issuance of the financial statements. However, your disclosure on page F-12 indicates that the promissory note from the sponsor is due on March 31, 2019. Please clarify your disclosures to describe any other firm funding commitments you have from the sponsor. Otherwise, please tell us how you considered disclosing that there is substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements have been issued. We refer you to ASC 205-40-50.

United States Securities and Exchange Commission Division of Corporation Finance November 19, 2018 Page 3

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the maturity date of the sponsor loan is March 31, 2019, the sponsor has the ability and intention to extend the repayment of the promissory note if the proposed public offering is not consummated by such date. The Company respectfully advises the Staff that Note 2 to the financial statements in the Registration Statement has been revised to disclose this ability and intention. Additionally, it is the sponsor’s intent to make available loans to the Company, either directly or by facilitating such loans through affiliates of the founders or certain officers and directors of the Company management team or the sponsor, in order to further fund working capital needs, if necessary. The availability of these loans is discussed throughout the Registration Statement (including in Note 5 to financial statements – Related Party Loans), and the risks associated with reliance on this source of funding is described on pages 37 and 38.

Management considered the following guidance and conclusions in accordance with ASC 205-40-50. Management concluded due to negative working capital as of the balance sheet date, that there were conditions that raise doubt about the Company’s ability to continue as a going concern and therefore required the following disclosures:

a.	Principal conditions or events that raised substantial doubt about the entity’s ability to continue as a going concern (before consideration of management’s plans);

b.	Management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations; and

c.	Management’s plans that alleviated substantial doubt about the entity’s ability to continue as a going concern.

Based on the ability to extend the promissory note, if necessary, and the access to additional funds if necessary as further disclosed in the notes, management concluded that their plans alleviated substantial doubt about the Company’s ability to continue as a going concern.

General

4.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide to the Staff, in care of Mr. Field, a copy of the presentation that has been used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company (or by anyone authorized to do so on the Company’s behalf) to potential investors in reliance on Section 5(d) of the Securities Act.

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United States Securities and Exchange Commission Division of Corporation Finance November 19, 2018 Page 4

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Monocle Acquisition Corporation
Alan I. Annex, Esq.